FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 27-31 July 2007 &
August 2007

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 July 2007.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 July 2007.

3.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 30 July 2007.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 31 July 2007.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 August 2007.

6.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 August 2007.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 August 2007.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 August 2007.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 6 August 2007.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 7 August 2007.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 August 2007.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 August 2007.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 August 2007.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 August 2007.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 August 2007.

16.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 August 2007.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16August 2007.

18.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 August 2007.

19.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 August 2007.

20.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 August 2007.

21.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 August 2007.

22.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 August 2007.

23.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 August 2007.

24.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 August 2007.

25.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 29 August 2007.

26.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 August 2007.

27.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 31 August 2007.

28.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 31 August 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 04 September 2007	By:	/s/ Justin Hoskins
Name: Justin Hoskins
Title: Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 216,064 ordinary shares of AstraZeneca PLC at a price of 2659 pence per share on 26 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,492,235,071.

G H R Musker
Company Secretary
27 July 2007

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 222,305 ordinary shares of AstraZeneca PLC at a price of 2580 pence per share on 27 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,492,032,487.

G H R Musker
Company Secretary
30 July 2007

Item 3

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 27 July 2007, Jon Symonds, a Director of the Company, exercised options over 165,195 AstraZeneca PLC USD0.25 Ordinary Shares as follows:

- option over 30,656 shares at an option price of 2055 pence per share

- option over 13,136 shares at an option price of 2398 pence per share

- option over 29,342 shares at an option price of 2505 pence per share

- option over 48,012 shares at an option price of 2231 pence per share

- option over 44,049 shares at an option price of 2529 pence per share

The options were granted to Mr Symonds under the Company’s 1994 Executive Share Option Plan or the AstraZeneca Share Option Plan between the date of his appointment as a Director in October 1997 and March 2004.  As a consequence of Mr Symonds’ resignation as a Director and employee of the Company on 31 July 2007, these options will expire if not exercised before then.

We also inform you that on 27 July 2007, Mr Symonds sold the 165,195 shares acquired from the exercise at a price of 2577 pence per share.

As a result of these transactions, at the date of this notice Mr Symonds holds options over 86,749 Ordinary Shares of AstraZeneca PLC and has an interest in the Ordinary Shares of the Company of 165,212 shares, which represents approximately 0.01% of the issued ordinary capital of the Company.  Upon his leaving the Company on 31 July 2007 the options over 86,749 Ordinary Shares will lapse and his interest in the Ordinary Shares of the Company will reduce to 11,527 shares.

G H R Musker
Company Secretary
30 July 2007

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 224,279 ordinary shares of AstraZeneca PLC at a price of 2556 pence per share on 30 July 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,491,979,618.

G H R Musker
Company Secretary
31 July 2007

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 July 2007, it purchased for cancellation 1,225,177 ordinary shares of AstraZeneca PLC at a price of 2544 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,490,759,111.

G H R Musker
Company Secretary
1 August 2007

Item 6

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 31 July 2007, the issued share capital of AstraZeneca PLC with voting rights is 1,490,759,111 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,490,759,111.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
1 August 2007

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 226,230 ordinary shares of AstraZeneca PLC at a price of 2533 pence per share on 1 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,490,533,881.

G H R Musker
Company Secretary
2 August 2007

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 225,264 ordinary shares of AstraZeneca PLC at a price of 2546 pence per share on 2 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,490,313,868.

G H R Musker
Company Secretary
3 August 2007

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 August 2007, it purchased for cancellation 977,205 ordinary shares of AstraZeneca PLC at a price of 2522 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,489,424,101.

G H R Musker
Company Secretary
6 August 2007

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 227,041 ordinary shares of AstraZeneca PLC at a price of 2525 pence per share on 6 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,489,203,716.

G H R Musker
Company Secretary
7 August 2007

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 227,770 ordinary shares of AstraZeneca PLC at a price of 2516 pence per share on 7 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,488,985,821.

G H R Musker
Company Secretary
8 August 2007

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 August 2007, it purchased for cancellation 828,826 ordinary shares of AstraZeneca PLC at a price of 2499 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,488,158,061.

G H R Musker
Company Secretary
9 August 2007

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 August 2007, it purchased for cancellation 1,236,708 ordinary shares of AstraZeneca PLC at a price of 2445 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,486,928,740.

G H R Musker
Company Secretary
10 August 2007

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 238,059 ordinary shares of AstraZeneca PLC at a price of 2394 pence per share on 10 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,486,696,822.

G H R Musker
Company Secretary
13 August 2007

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 August 2007, it purchased for cancellation 740,347 ordinary shares of AstraZeneca PLC at a price of 2369 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,485,956,475.

G H R Musker
Company Secretary
14 August 2007

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 240,831 ordinary shares of AstraZeneca PLC at a price of 2364 pence per share on 14 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,485,716,953.

G H R Musker
Company Secretary
15 August 2007

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 243,835 ordinary shares of AstraZeneca PLC at a price of 2330 pence per share on 15 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,485,473,218.

G H R Musker
Company Secretary
16 August 2007

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 August 2007, it purchased for cancellation 1,048,161 ordinary shares of AstraZeneca PLC at a price of 2,284 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,484,425,401.

G H R Musker
Company Secretary
17 August 2007

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 246,344 ordinary shares of AstraZeneca PLC at a price of 2304 pence per share on 17 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,484,180,805.

G H R Musker
Company Secretary
20 August 2007

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 240,726 ordinary shares of AstraZeneca PLC at a price of 2371 pence per share on 20 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,483,940,079.

G H R Musker
Company Secretary
21 August 2007

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 241,344 ordinary shares of AstraZeneca PLC at a price of 2365 pence per share on 21 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,483,698,735.

G H R Musker
Company Secretary
22 August 2007

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 239,203 ordinary shares of AstraZeneca PLC at a price of 2390 pence per share on 22 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,483,459,532.

G H R Musker
Company Secretary
23 August 2007

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 236,302 ordinary shares of AstraZeneca PLC at a price of 2424 pence per share on 23 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,483,223,230.

G H R Musker
Company Secretary
24 August 2007

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 235,609 ordinary shares of AstraZeneca PLC at a price of 2433 pence per share on 24 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,482,987,621.

G H R Musker
Company Secretary
28 August 2007

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 238,776 ordinary shares of AstraZeneca PLC at a price of 2397 pence per share on 28 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,482,752,515.

G H R Musker
Company Secretary
29 August 2007

Item 26

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 August 2007, it purchased for cancellation 806,262 ordinary shares of AstraZeneca PLC at a price of 2379 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,481,946,761.

G H R Musker
Company Secretary
30 August 2007

Item 27

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 239,063 ordinary shares of AstraZeneca PLC at a price of 2395 pence per share on 30 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,481,708,983.

G H R Musker
Company Secretary
31 August 2007

Item 28

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 31 August 2007, the issued share capital of AstraZeneca PLC with voting rights is 1,481,709,257 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,481,709,257.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
31 August 2007